                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AT&T CANADA INC.
                                  (Registrant)


Date: September 12, 2002          By:   /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                     [LOGO]



     September 10, 2002



     To the holders of Class A and Class B Deposit Receipts of AT&T Canada Inc.:



     As you know, AT&T Canada Inc. (the "Company"), AT&T Corp. ("AT&T") and CIBC Mellon Trust Company (the "Trustee") entered into a deposit receipt agreement dated as of June 1, 1999 (the "Deposit Receipt Agreement") whereby all of the Class A Voting Shares and Class B Non-Voting Shares of the Company not held by AT&T or its affiliates (the "Deposited Shares") have been deposited (or deemed to have been deposited) with the Trustee and deposit receipts evidencing beneficial ownership of these shares (the "Deposit Receipts") have been issued.

     On June 25, 2002, AT&T took steps to initiate the purchase by it, or by purchasers designated by it, of the Deposited Shares pursuant to the terms of the Deposit Receipt Agreement at a price of not less than the "Floor Price" established pursuant to the Deposit Receipt Agreement (being CDN$51.21 per share). This sale is expected to be completed on October 8, 2002, or two business days after date on which the Value Price (as defined in the Deposit Receipt Agreement) is determined, whichever is later, subject to the terms and conditions of the Deposit Receipt Agreement, including obtaining the required regulatory approvals.

     In order to receive your respective pro rata portion of the amount received by the Trustee from AT&T on behalf of the designated purchasers in respect of the Deposited Shares pursuant to the Deposit Receipt Agreement, you must surrender the Deposit Receipts held by you together with a duly completed and executed letter of transmittal in a manner acceptable to the Company. If you do not surrender your Deposit Receipts together with a duly completed and executed letter of transmittal, you will not be entitled to any payment.

     In order to facilitate this process, we have enclosed a "Letter of Surrender and Transmittal" to be duly completed, signed and returned to the Trustee together with your Class A Deposit Receipts and/or Class B Deposit Receipts, as the case may be. A return envelope has also been provided to you for this purpose.

     See the instructions accompanying this document for more details.

     We thank you for your attention to this matter.

     [SIGNATURE]

     John McLennan
     VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

THE INSTRUCTIONS ACCOMPANYING THIS DOCUMENT SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF SURRENDER AND TRANSMITTAL IS COMPLETED.


                       LETTER OF SURRENDER AND TRANSMITTAL
                            FOR REGISTERED HOLDERS OF
                            CLASS A DEPOSIT RECEIPTS
                            ------------------------
                               OF AT&T CANADA INC.



TO:      CIBC MELLON TRUST COMPANY, AS TRUSTEE UNDER
         THE DEPOSIT RECEIPT AGREEMENT (AS DEFINED BELOW)



This Letter of Surrender and Transmittal is to be used by registered holders of Class A Deposit Receipts to surrender Class A Deposit Receipts for payment pursuant to the deposit receipt agreement between AT&T Canada Inc. (formerly MetroNet Communications Corp.), AT&T Corp. and CIBC Mellon Trust Company dated as of June 1, 1999 (the "DEPOSIT RECEIPT AGREEMENT").

This form together with your Class A Deposit Receipts should be hand delivered or sent by registered mail to CIBC Mellon Trust Company at one of its offices as indicated in the instructions accompanying this document.

If your instructions are that your cheque should be held for pick-up at an office listed in the instructions accompanying this document, it is expected that, for Class A Deposit Receipts received prior to 5 p.m. (local time) on the business day prior to closing of the Transaction (as defined below) (the "Closing"). It will be available for pick-up at the designated office beginning on or about the third business day after Closing. For Class A Deposit Receipts received after such time, it will be available for pick-up on or about 3 business days after such receipt. Otherwise, cheques will be sent by mail as soon as practicable after receipt of the relevant Class A Deposit Receipts and Closing. It is anticipated that the Closing will occur on October 8, 2002 or two business days after the date on which the Value Price (as defined in the Deposit Receipt Agreement) is determined, whichever is later, pursuant and subject to the terms and conditions of the Deposit Receipt Agreement.

Please note that under no circumstances will interest accrue or be paid to any holder of deposit receipts by AT&T Corp. or the purchasers designated by it, AT&T Canada Inc. or CIBC Mellon Trust Company (or any other person) on any amount received on behalf of the holders of deposit receipts, regardless of any delay in making such payment.

An amount equal to 25% of the amount otherwise payable to a holder of Class A Deposit Receipts that is a non-resident of Canada for purposes of the INCOME TAX ACT (Canada) and who does not deliver a satisfactory clearance certificate issued by the Canada Customs and Revenue Agency under section 116 of the INCOME TAX ACT (Canada) to CIBC Mellon Trust Company prior to the date of Closing, will be withheld from the amount otherwise payable to such non-resident holder and will be remitted to the Canada Customs and Revenue Agency on account of such holder's potential tax liability under the INCOME TAX ACT (Canada) (see further detail below).


In connection with the waiver by AT&T Corp. of the Condition Precedent (as defined in the Deposit Receipt Agreement) on June 25, 2002, the undersigned hereby surrenders to CIBC Mellon Trust Company, the Trustee under the Deposit Receipt Agreement, the following Class A Deposit Receipt(s) for payment of the undersigned's pro rata portion, net of any applicable withholding on account of Tax (as defined in the Deposit Receipt Agreement), of the amount received by CIBC Mellon Trust Company, pursuant to and in accordance with the terms of the Deposit Receipt Agreement, as agent for the holders of deposit receipts, from the sale to AT&T Corp., or to purchasers designated by it, of all of the Class A Voting Shares and Class B Non-Voting Shares of AT&T Canada Inc. deposited with CIBC Mellon Trust Company pursuant to the Deposit Receipt Agreement (such sale, the "Transaction"):



------------------------------ -------------------------- -------------------------------------------------

       Deposit Receipt             Number of Class A                 Registered in the Name of
           Number                  Deposit Receipts
------------------------------ -------------------------- -------------------------------------------------
------------------------------ -------------------------- -------------------------------------------------
------------------------------ -------------------------- -------------------------------------------------

------------------------------ -------------------------- -------------------------------------------------
------------------------------ -------------------------- -------------------------------------------------

------------------------------ -------------------------- -------------------------------------------------
                  (IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 7)


It is hereby represented and warranted that the beneficial owner of the Class A Deposit Receipts surrendered hereby is (check one):

[ ] a non-resident of Canada for purposes of the INCOME TAX ACT (Canada), in which case, in order to not be subject to withholding, a clearance certificate under section 116 of the INCOME TAX ACT (Canada) completed in a manner and form satisfactory to CIBC Mellon Trust Company must be obtained and delivered to CIBC Mellon Trust Company in accordance with the terms hereby; or

[ ]      not a non-resident of Canada for purposes of the INCOME TAX ACT
         (Canada).

If no box is checked, the beneficial owner of the Class A Deposit Receipts surrendered hereby will be assumed to be a non-resident of Canada for purposes of the INCOME TAX ACT (Canada) and the obligation to provide a clearance certificate under section 116 of the INCOME TAX ACT (Canada) completed in a manner and form satisfactory to CIBC Mellon Trust Company in order not to be subject to withholding, will apply.

By reason of the use by the undersigned of an English language form of Letter of Surrender and Transmittal, the undersigned and CIBC Mellon Trust Company shall be deemed to have required that any document relating to this transaction shall be drawn exclusively in the English language. PAR L'USAGE D'UNE VERSION ANGLAISE DE LA PRESENTE LETTRE DE REMISE ET D'ENVOI PAR LE SOUSSIGNE,

CELUI-CI EST REPUTE AVOIR REQUIS QUE TOUT DOCUMENT RELATIF A LA PRESENTE OPERATION SOIT REDIGE EXCLUSIVEMENT EN ANGLAIS.



                     DIRECTION TO CIBC MELLON TRUST COMPANY

Please forward the cheque representing the undersigned's pro rata portion, net of any applicable withholding on account of Tax, of the amount received by CIBC Mellon Trust Company pursuant to the Deposit Receipt Agreement, as agent for the holders of deposit receipts, from the above-described sale as follows:


----------------------------------------------------------------------------------------------------------------------
Name

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Address

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- -------------------------------- -------------------------------
Telephone (Business Hours)                            Social Insurance Number          Tax Identification Number

----------------------------------------------------- -------------------------------- -------------------------------
----------------------------------------------------------------------------------------------------------------------
U.S. RESIDENTS/CITIZENS MUST PROVIDE THEIR TAXPAYER IDENTIFICATION NUMBER (Employer ID or Social Security Number)
----------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Pick Up Instructions
-------------------------------------------------------------------------------------------------------------------

Hold cheque for pick-up at CIBC Mellon Trust Company at the following office, the address of which is indicated in the instructions accompanying this document.

-------------------------------------------------------------------------------------------------------------------
[ ]        Toronto Office    [ ]        Montreal Office
-------------------------------------------------------------------------------------------------------------------

[ ]        Calgary Office    [ ]        New York Office (Mellon Investor Services LLC)

-------------------------------------------------------------------------------------------------------------------
               (PLEASE NOTE THAT IF NO BOXES ARE MARKED, CHEQUE WILL BE MAILED TO THE ABOVE ADDRESS)
-------------------------------------------------------------------------------------------------------------------



Date: ___________________________             __________________________________
                                                  Signature of Receiptholder

                                  INSTRUCTIONS
                                  ------------

1. This Letter of Surrender and Transmittal should be completed, signed and returned together with the appropriate Class A Deposit Receipt(s) to CIBC Mellon Trust Company at one of the following addresses:

     IN TORONTO:
     FOR DELIVERY BY MAIL                     FOR DELIVERY BY HAND OR BY COURIER
     P.O. Box 1036                            199 Bay Street
     Adelaide Street Post Office              Commerce Court West
     Toronto, Ontario                         Securities Level
     M5C 2K4                                  Toronto, Ontario
                                              M5L 1G9

     IN MONTREAL:                             IN CALGARY:
     FOR DELIVERY BY HAND OR BY COURIER       FOR DELIVERY BY HAND OR BY COURIER
     2001 University Street                   600 The Dome Tower
     16th Floor                               333 - 7th Ave. S. W.
     Montreal, Quebec                         6th Floor
     H3A 2A6                                  Calgary, Alberta
                                              T2P 2Z1

     IN NEW YORK:
     FOR DELIVERY BY HAND OR BY COURIER
     Mellon Investor Services LLC
     120 Broadway
     13th Floor
     New York, New York
     10271
     USA

2. All payments pursuant to the Deposit Receipt Agreement will be made net of any applicable Tax (as defined in the Deposit Receipt Agreement) or withholding on account of Tax. Each holder of Class A Deposit Receipts that is a non-resident of Canada for purposes of the INCOME TAX ACT (Canada) must deliver to CIBC Mellon Trust Company prior to the date of Closing, a clearance certificate issued by the Canada Customs and Revenue Agency ("CCRA") under section 116 of the INCOME TAX ACT (Canada) completed in a manner and form satisfactory to CIBC Mellon Trust Company in order to not be subject to withholding under section 116 of the INCOME TAX ACT (Canada) on account of such holder's potential tax liability under the INCOME TAX ACT (Canada). In order to not be subject to withholding, such clearance certificate must be delivered whether or not the holder is entitled to an exemption from Canadian tax under an applicable tax treaty or convention in respect of any capital gain realized on the sale of Class A Voting Shares represented by Class A Deposit Receipts. Unless a non-resident holder of Class A Deposit Receipts provides a satisfactory clearance certificate to CIBC Mellon Trust Company prior to the date of Closing, 25% of the amount otherwise payable to the non-resident holder will be withheld and remitted to the CCRA as tax for the account of such non-resident holder's potential tax liability under the INCOME TAX ACT (Canada).

     Non-resident holders of Class A Deposit Receipts should consult with a Canadian tax advisor concerning (i) this potential for withholding and the need to obtain a clearance certificate under section 116 of the INCOME TAX ACT (Canada) prior to the date of Closing in order not to be subject to withholding under section 116 of the INCOME TAX ACT (Canada) and (ii) the requirement to file Canadian federal and/or provincial income tax returns reporting the sale.

3. AT&T Canada Inc. reserves the right, if it so elects in its absolute discretion, to instruct CIBC Mellon Trust Company to waive any defect or irregularity contained in any Letter of Surrender and Transmittal received by it.

4. Class A Deposit Receipt(s) registered in the name of the person by whom (or on whose behalf) this Letter of Surrender and Transmittal is signed need not be endorsed or accompanied by a security transfer power of attorney other than the Letter of Surrender and Transmittal itself. Class A Deposit Receipt(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a security transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program
     (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the Class A Deposit Receipt(s).

5. Where the Letter of Surrender and Transmittal is executed on behalf of a corporation, partnership, foundation or association or by an agent, executor, administrator, trustee, tutor, curator, guardian or any person acting in a representative capacity, the Letter of Surrender and Transmittal must be accompanied by satisfactory evidence of the representative's authority to act. CIBC Mellon Trust Company, at its discretion, may require additional evidence of authority or additional documentation.

6. The method of delivery of the Letter of Surrender and Transmittal and the Class A Deposit Receipt(s) to CIBC Mellon Trust Company is at the option and risk of the Receiptholder but, if delivery by mail is used, registered mail with return receipt requested, properly insured, is recommended. Delivery will be deemed effective only when such documents are actually received.

7. If the space on this Letter of Surrender and Transmittal is insufficient to list all Class A Deposit Receipts, additional Class A Deposit Receipts may be included on a separate signed list affixed to this Letter of Surrender and Transmittal.

8. Additional copies of the Letter of Surrender and Transmittal may be obtained from CIBC Mellon Trust Company at any one of its addresses listed above.

9. If a Class A Deposit Receipt has been lost or destroyed, this Letter of Surrender and Transmittal should be completed as fully as possible and forwarded to CIBC Mellon Trust Company together with a letter stating the loss. CIBC Mellon Trust Company will contact you to advise of the replacement requirements.

10. Any questions should be directed to CIBC Mellon Trust Company at 1-800-387-0825 or (416) 643-5500 in the Toronto area or send an e-mail to inquiries@cibcmellon.com.
     ------------------------

THE INSTRUCTIONS ACCOMPANYING THIS DOCUMENT SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF SURRENDER AND TRANSMITTAL IS COMPLETED.



                       LETTER OF SURRENDER AND TRANSMITTAL
                            FOR REGISTERED HOLDERS OF
                            CLASS B DEPOSIT RECEIPTS
                            ------------------------
                               OF AT&T CANADA INC.



TO:      CIBC MELLON TRUST COMPANY, AS TRUSTEE UNDER
         THE DEPOSIT RECEIPT AGREEMENT (AS DEFINED BELOW)



This Letter of Surrender and Transmittal is to be used by registered holders of Class B Deposit Receipts to surrender Class B Deposit Receipts for payment pursuant to the deposit receipt agreement between AT&T Canada Inc. (formerly MetroNet Communications Corp.), AT&T Corp. and CIBC Mellon Trust Company dated as of June 1, 1999 (the "DEPOSIT RECEIPT AGREEMENT").

This form together with your Class B Deposit Receipts should be hand delivered or sent by registered mail to CIBC Mellon Trust Company at one of its offices as indicated in the instructions accompanying this document.

If your instructions are that your cheque should be held for pick-up at an office listed in the instructions accompanying this document, it is expected that, for Class B Deposit Receipts received prior to 5 p.m. (local time) on the business day prior to closing of the Transaction (as defined below) (the "Closing"). It will be available for pick-up at the designated office beginning on or about the third business day after Closing. For Class B Deposit Receipts received after such time, it will be available for pick-up on or about 3 business days after such receipt. Otherwise, cheques will be sent by mail as soon as practicable after receipt of the relevant Class B Deposit Receipts and Closing. It is anticipated that the Closing will occur on October 8, 2002 or two business days after the date on which the Value Price (as defined in the Deposit Receipt Agreement) is determined, whichever is later, pursuant and subject to the Deposit Receipt Agreement.

Please note that under no circumstances will interest accrue or be paid to any holder of deposit receipts by AT&T Corp. or the purchasers designated by it, AT&T Canada Inc. or CIBC Mellon Trust Company (or any other person) on any amount received on behalf of the holders of deposit receipts, regardless of any delay in making such payment.

In connection with the waiver by AT&T Corp. of the Condition Precedent (as defined in the Deposit Receipt Agreement) on June 25, 2002, the undersigned hereby surrenders to CIBC Mellon Trust Company, the Trustee under the Deposit Receipt Agreement, the following Class B Deposit Receipt(s) for payment of the undersigned's pro rata portion of the amount received by CIBC Mellon Trust Company, pursuant to and in accordance with the terms of the Deposit

Receipt Agreement, as agent for the holders of deposit receipts, from the sale to AT&T Corp., or to purchasers designated by it, of all of the Class A Voting Shares and Class B Non-Voting Shares of AT&T Canada Inc. deposited with CIBC Mellon Trust Company pursuant to the Deposit Receipt Agreement (such sale, the "Transaction"):



------------------------------ -------------------------- -------------------------------------------------

       Deposit Receipt             Number of Class B                 Registered in the Name of
           Number                  Deposit Receipts
------------------------------ -------------------------- -------------------------------------------------

------------------------------ -------------------------- -------------------------------------------------
------------------------------ -------------------------- -------------------------------------------------

------------------------------ -------------------------- -------------------------------------------------
------------------------------ -------------------------- -------------------------------------------------

------------------------------ -------------------------- -------------------------------------------------
                  (IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 7)

By reason of the use by the undersigned of an English language form of Letter of Surrender and Transmittal, the undersigned and CIBC Mellon Trust Company shall be deemed to have required that any document relating to this transaction shall be drawn exclusively in the English language. PAR L'USAGE D'UNE VERSION ANGLAISE DE LA PRESENTE LETTRE DE REMISE ET D'ENVOI PAR LE SOUSSIGNE, CELUI-CI EST REPUTE AVOIR REQUIS QUE TOUT DOCUMENT RELATIF A LA PRESENTE OPERATION SOIT REDIGE EXCLUSIVEMENT EN ANGLAIS.



                     DIRECTION TO CIBC MELLON TRUST COMPANY

Please forward the cheque representing the undersigned's pro rata portion of the amount received by CIBC Mellon Trust Company pursuant to the Deposit Receipt Agreement, as agent for the holders of deposit receipts, from the above-described sale as follows:

----------------------------------------------------------------------------------------------------------------------
Name

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Address

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- -------------------------------- -------------------------------
Telephone (Business Hours)                            Social Insurance Number          Tax Identification Number

----------------------------------------------------- -------------------------------- -------------------------------
----------------------------------------------------------------------------------------------------------------------
U.S. RESIDENTS/CITIZENS MUST PROVIDE THEIR TAXPAYER IDENTIFICATION NUMBER (Employer ID or Social Security Number)
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PICK UP INSTRUCTIONS
--------------------------------------------------------------------------------

Hold cheque for pick-up at CIBC Mellon Trust Company at the following office, the address of which is indicated in the instructions accompanying this document.

--------------------------------------------------------------------------------
[ ]   Toronto Office   [ ]   Montreal Office
--------------------------------------------------------------------------------

[ ]   Calgary Office   [ ]   New York Office (Mellon Investor Services LLC)

--------------------------------------------------------------------------------
            (PLEASE NOTE THAT IF NO BOXES ARE MARKED, CHEQUE WILL BE
                          MAILED TO THE ABOVE ADDRESS)
--------------------------------------------------------------------------------



Date: ___________________________            ___________________________________
                                                  Signature of Receiptholder

                                  INSTRUCTIONS
                                  ------------

1. This Letter of Surrender and Transmittal should be completed, signed and returned together with the appropriate Class B Deposit Receipt(s) to CIBC Mellon Trust Company at one of the following addresses:

     IN TORONTO:
     FOR DELIVERY BY MAIL                     FOR DELIVERY BY HAND OR BY COURIER
     P.O. Box 1036                            199 Bay Street
     Adelaide Street Post Office              Commerce Court West
     Toronto, Ontario                         Securities Level
     M5C 2K4                                  Toronto, Ontario
                                              M5L 1G9

     IN MONTREAL:                             IN CALGARY:
     FOR DELIVERY BY HAND OR BY COURIER       FOR DELIVERY BY HAND OR BY COURIER
     2001 University Street                   600 The Dome Tower
     16th Floor                               333 - 7th Ave. S. W.
     Montreal, Quebec                         6th Floor
     H3A 2A6                                  Calgary, Alberta
                                              T2P 2Z1

     IN NEW YORK:
     FOR DELIVERY BY HAND OR BY COURIER
     Mellon Investor Services LLC
     120 Broadway
     13th Floor
     New York, New York
     10271
     USA

2. All payments pursuant to the Deposit Receipt Agreement will be made net of any applicable Tax (as defined in the Deposit Receipt Agreement) or withholding on account of Tax.

3. AT&T Canada Inc. reserves the right, if it so elects in its absolute discretion, to instruct CIBC Mellon Trust Company to waive any defect or irregularity contained in any Letter of Surrender and Transmittal received by it.

4. Class B Deposit Receipt(s) registered in the name of the person by whom (or on whose behalf) this Letter of Surrender and Transmittal is signed need not be endorsed or accompanied by a security transfer power of attorney other than the Letter of Surrender and Transmittal itself. Class B Deposit Receipt(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a security transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program
     (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the Class B Deposit Receipt(s).

5. Where the Letter of Surrender and Transmittal is executed on behalf of a corporation, partnership, foundation or association or by an agent, executor, administrator, trustee, tutor, curator, guardian or any person acting in a representative capacity, the Letter of Surrender and Transmittal must be accompanied by satisfactory evidence of the representative's authority to act. CIBC Mellon Trust Company, at its discretion, may require additional evidence of authority or additional documentation.

6. The method of delivery of the Letter of Surrender and Transmittal and the Class B Deposit Receipt(s) to CIBC Mellon Trust Company is at the option and risk of the Receiptholder but, if delivery by mail is used, registered mail with return receipt requested, properly insured, is recommended. Delivery will be deemed effective only when such documents are actually received.

7. If the space on this Letter of Surrender and Transmittal is insufficient to list all Class B Deposit Receipts, additional Class B Deposit Receipts may be included on a separate signed list affixed to this Letter of Surrender and Transmittal.

8. Additional copies of the Letter of Surrender and Transmittal may be obtained from CIBC Mellon Trust Company at any one of its addresses listed above.

9. If a Class B Deposit Receipt has been lost or destroyed, this Letter of Surrender and Transmittal should be completed as fully as possible and forwarded to CIBC Mellon Trust Company together with a letter stating the loss. CIBC Mellon Trust Company will contact you to advise of the replacement requirements.

10. Any questions should be directed to CIBC Mellon Trust Company at 1-800-387-0825 or (416) 643-5500 in the Toronto area or send an e-mail to inquiries@cibcmellon.com.
     ------------------------